UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*


                         R.H. Donnelley Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
-------------------------------------------------------------------------------
                               (CUSIP Number)


           David N. Shine, Esq.                 David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson          Goldman, Sachs & Co.
           One New York Plaza                        85 Broad Street
           New York, NY 10004                      New York, NY 10004
             (212) 859-8000                          (212) 902-1000


-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             November 25, 2002
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 2 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Goldman Sachs Group, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       3,488,159

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    3,488,159

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,488,159

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%

14. TYPE OF REPORTING PERSON

    HC-CO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 3 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Goldman, Sachs & Co.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       3,488,159

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    3,488,159

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,488,159

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%

14. TYPE OF REPORTING PERSON

    BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 4 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Advisors 2000, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,622,504

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,622,504

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,622,504

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.1%

14. TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 5 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Goldman, Sachs & Co. oHG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       80,379

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    80,379

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    80,379

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 6 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Goldman, Sachs Management GP GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       80,379

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    80,379

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    80,379

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14. TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 7 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Employee Funds 2000 GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       785,218

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    785,218

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    785,218

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6%

14. TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 8 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Capital Partners 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,923,542

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,923,542

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,923,542

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 9 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Capital Partners 2000 Offshore, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           698,962

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         698,962

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    698,962

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 10 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           80,379

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         80,379

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    80,379

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 11 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        GS Capital Partners 2000 Employee Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           610,813

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         610,813

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    610,813

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 12 of 54

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Goldman Sachs Direct Investment Fund 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           174,405

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         174,405

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    174,405

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%

14. TYPE OF REPORTING PERSON

    PN

ITEM 1. SECURITY AND ISSUER.
        --------------------

        This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at One Manhattanville Road, Purchase, New York 10577.

ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

        This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons").1

        GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and GS Employee 2000 and the investment manager for GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital and GS Offshore. GS oHG, a German partnership, is the sole stockholder of GS GmbH. GS GmbH, a German corporation, is the sole managing partner of GS Germany. GS Employee 2000, a Delaware limited liability company, is the sole general partner of GS Employee and GS Direct. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, GS Employee, a Delaware limited partnership and GS Direct, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. The principal business address of each Filing Person (other than GS oHG, GS GmbH, GS Offshore and GS Germany) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany, GS GmbH and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

--------------------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

        The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors, GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, the sole managing general partner of GS oHG, are set forth in
Schedule II-B-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of the GS GmbH, the sole managing member of GS Germany, are set forth in Schedule II-B-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Employee 2000 are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the GS Employee Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Employee 2000 and GS Direct on behalf of Goldman Sachs, are set forth in Schedule II-C-ii hereto and are incorporated herein by reference.

        During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-I or II-C-ii hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        The Filing Persons have entered into a Joint Filing Agreement, dated as of December 4, 2002, a copy of which is attached hereto as Exhibit 1.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------

        As more fully described herein, on November 25, 2002, (the "November Closing Date"), pursuant to a Letter Agreement, dated as of such date, by and among the Company, R.H. Donnelley, Inc. and the Purchasers (the "Letter Agreement"), the Purchasers purchased 70,000 shares (the "November Shares") of Series B-1 Convertible Cumulative Preferred Stock (the "Series B-1 Preferred Stock") and warrants (the "November Warrants" and, together with the November Shares, the "November Securities") to purchase an aggregate of 577,500 shares of Common Stock for an aggregate purchase price of $70,000,000 in cash (the "November Proceeds") less a closing payment of 1% of the November Proceeds which was netted against the November Proceeds. This $70,000,000 represented a portion of the $200,000,000 in securities the Purchasers previously agreed to purchase pursuant to the Purchase Agreement (as defined below). As of November 25, 2002, the November Shares purchased by the Purchasers are convertible into 2,910,601 shares of Common Stock. The Letter Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The Certificate of Designations governing the Series B-1 Preferred Stock (the "Series B-1 Certificate of Designations") is filed as Exhibit 3 hereto and is incorporated herein by reference. The form of November Warrants is filed as
Exhibit 4 hereto and is incorporated herein by reference. The funds used by the Purchasers to purchase the November Securities were obtained by such entities from capital contributions by their respective partners.

        None of the individuals listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

        As referenced above, as more fully described herein, on September 21, 2002, the Company and the Purchasers entered into a Preferred Stock and Warrant Purchase Agreement which was amended by the Letter Agreement (as amended, the "Purchase Agreement"). The summaries and descriptions of the Purchase Agreement contained herein refer to the Purchase Agreement as amended by the Letter Agreement. Pursuant to the Purchase Agreement, the Purchasers agreed to purchase 200,000 shares (as such amount may be increased as described below in Item 4 under the Caption "Purchase Agreement-Share Adjustment") (the "Initial Preferred Shares") of Convertible Cumulative Preferred Stock (the "Preferred Stock") and warrants (the "Initial Warrants" and, together with the Initial Preferred Shares, the "Initial Securities") to purchase an aggregate of 1,650,000 shares of Common Stock (as such amount may be increased as described below in Item 4 under the Caption "Purchase Agreement-Share Adjustment") for an aggregate purchase price of $200,000,000 in cash (the "Initial Closing Proceeds") less a closing payment of 1% of the Initial Closing Proceeds to be netted against the Initial Closing Proceeds. Pursuant to the Letter Agreement, on November 25, 2002, the Purchasers purchased 70,000 shares of Preferred Stock and warrants to purchase 577,500 shares of Common Stock for an aggregate purchase price of $70,000,000 in cash less a closing payment of 1% which was netted against such purchase price. These amounts reduced the amounts of the Initial Closing Proceeds and the Initial Securities on a dollar-for-dollar and share-for-share basis, respectively, so that the Purchasers remaining commitment under the Purchase Agreement is to Purchase an aggregate of 130,000 shares of Preferred Stock (the "Preferred Shares") and warrants (the "Warrants" and, together with the Preferred Shares, the "Securities") to purchase an aggregate of 1,072,500 shares of Common Stock (as such amount may be increased as described below in Item 4 under the Caption "Purchase Agreement-Share Adjustment") for an aggregate purchase price of $130,000,000 in cash (the "Closing Proceeds") less a closing payment of 1% of the Closing Proceeds to be netted against the Closing Proceeds. Assuming all other conditions to the Purchase Agreement are satisfied, the purchase of the Securities will close simultaneously with the closing (the "Preferred Stock Closing") of the Company's acquisition of the directory publishing business of the Sprint Corporation (such date the "Preferred Stock Closing Date").

        On the Preferred Stock Closing Date, assuming no adjustment is made as described below in Item 4 under the Caption "Purchase Agreement-Share
Adjustment", the shares of Preferred Stock to be purchased by the Purchasers pursuant to the Purchase Agreement will be convertible into 5,405,405 shares of Common Stock. The Purchase Agreement is filed as
Exhibit 5 hereto and is incorporated herein by reference. The form of the Certificate of Designations governing the Preferred Stock (the "Preferred Stock Certificate of Designations") is filed as Exhibit 6 hereto and is incorporated herein by reference. The form of the certificate for the Warrants is filed as Exhibit 7 hereto and is incorporated herein by reference.

        The funds used by the Purchasers to purchase the Novembers Securities were obtained from capital contributions made by their respective partners. The funds to be used by the Purchasers to purchase the Securities will be obtained from capital contributions made by their respective partners.


ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

General
-------

        The purpose of the acquisition of November Securities and the Securities by the Purchasers pursuant to the Letter Agreement and the Purchase Agreement, respectively, is to acquire a significant equity interest in the Company and to provide the Company with financing for the Company's acquisition of Sprint's directory publishing business.

The Letter Agreement
--------------------

     Pursuant to the Letter Agreement, the Purchasers purchased the November Shares and the November Warrants for an aggregate purchase price of $70,000,000 in cash less a closing payment of 1% of such amount which was netted against the purchase price. The Letter Agreement provided for certain amendments to the Purchase Agreement which are reflected in the summary of the terms of the Purchase Agreement contained below. In addition, the Letter Agreement also amended and restated the Preferred Stock Certificate of Designation, the form of the certificate for the Warrants (attached hereto as Exhibit 7) and the form of the Registration Rights Agreement (the "Registration Rights Agreement") (attached hereto as
Exhibit 8). The Letter Agreement incorporated applicable provisions of the Purchase Agreement into the Letter Agreement including representations and warranties, certain covenants and indemnification provisions.

Share Adjustment

        If, on or prior to the Preferred Stock Closing Date (or in connection with the Senior Credit Facility, the Senior Subordinated Credit Facility and/or the Senior Subordinated Notes (each term as defined in the Purchase Agreement)), the Company issues or sells any shares of Common Stock or any options, warrants or other equity securities of any nature convertible into or exchangeable for shares of Common Stock ("Common Stock Equivalents"), then an adjustment similar to the adjustment described below in this Item 4 under the Caption "Purchase Agreement-Share Adjustment" will be made to the November Shares and the November Warrants.

     Restricted Actions

        In addition to the restrictions set forth in the Purchase Agreement (as summarized below under the caption "The Purchase Agreement-Covenants-Restricted Actions"), the Letter Agreement restricts the Company from taking any of the following actions without the prior written consent of at least a majority of the then-outstanding November Shares or the affirmative vote in person or by proxy at a meeting called for that purpose of the holders of at least a majority of the November Shares voting at such meeting: (i) disposing of or acquiring any material assets for cash or equity; (ii) entering into any contract which requires the Company to make cash payments of more than $2 million in the aggregate;
(iii)  purchasing any equity  securities of the Company on the open market;
(iv) entering into, or amending in any material respect, any employment agreement with, or other compensation to, any of the Chief Executive Officer, the Chief Financial Offer, the General Counsel of the Company or the President of Donnelley Media; or (v) amending or modifying the DonTech Partnership Agreement (as defined in the Purchase Agreement) or any related agreement in any material respect (collectively, the "November Restricted Actions"). The November Restricted Actions terminate and are no longer effective from and after the earlier to occur of (i) such time as the Purchasers no longer hold any November Shares or (ii) such time as the Purchasers no longer have the right pursuant to the Series B-1 Certificate of Designations to elect a director.

     Agreement Regarding Dividends

        Pursuant to the Letter Agreement, the Company agreed that on and after January 31, 2003, the Company will pay cash dividends on the November Shares (assuming such shares have not automatically converted into shares of Preferred Stock as provided for in the Series B-1 Certificate of Designations) on a current basis so long as it is not precluded from doing so under law or its bank credit agreement or public indentures. In order to ensure the payment of these dividends, the Company agreed to (subject to the terms of its bank credit agreement and public indentures) refrain from entering into any agreements which would preclude such payments, seek a waiver under any agreements which would prevent such payments at any time and take whatever actions are necessary, including revaluing assets, to create surplus for the purpose of paying such dividends.

        The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Letter Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Purchase Agreement
----------------------

        Pursuant to the Purchase Agreement, the Purchasers initially agreed to purchase the Initial Securities for the Initial Closing Proceeds less a closing payment of 1% of such amount to be netted against the Initial
Closing Proceeds. Pursuant to the Letter Agreement, these amounts were reduced on a share-for-share and dollar-for-dollar bases, respectively so that the Purchasers remaining commitment under the Purchase Agreement is to Purchase the Securities for the Closing Proceeds less a closing payment of 1% of the Closing Proceeds to be netted against the Closing Proceeds. The following summary of the Purchase Agreement reflects the terms of the Purchase Agreement as amended by the Letter Agreement.

        Share Adjustment

        If, on or prior to the Preferred Stock Closing Date (or in connection with the Senior Credit Facility, the Senior Subordinated Credit Facility and/or the Senior Subordinated Notes (each term as defined in the Purchase Agreement)), the Company issues or sells any Common Stock
Equivalents, then the Company must issue to the Purchasers an additional number of shares of Preferred Stock determined by multiplying the number of Preferred Shares then outstanding by a fraction, the numerator of which shall be the number of shares of Common Stock or Common Stock Equivalents issued (a) in the case of an adjustment, if any, to be made on the Preferred Stock Closing Date, from September 21, 2002 to the Preferred Stock Closing Date or (b) in the case of an adjustment, if any, to be made after the Preferred Stock Closing Date, since the later of the Preferred Stock Closing Date or the date of any prior adjustment, and the denominator of which shall be the number of Voting Equity Interests (as defined in the Purchase Agreement) outstanding immediately prior to such issuance of Common Stock or Common Stock Equivalents, excluding (1) any Initial Preferred Shares then outstanding, if any, (2) any shares of Common Stock issuable upon conversion of the Initial Preferred Shares then outstanding, if any, (3) any shares of Common Stock issuable upon exercise of the Initial Warrants, and (4) the Common Stock or Common Stock Equivalents issued (a) in the case of an adjustment, if any, to be made on the Preferred Stock Closing Date, from the date hereof to the Preferred Stock Closing Date or (b) in the case of an adjustment, if any, to be made after the Preferred Stock Closing Date, since the later of the Preferred Stock Closing or the date of any prior adjustment. A similar adjustment will also be made to the number of Warrants issued to the Purchasers pursuant to the Purchase Agreement.

        Representations and Warranties

        The Purchase Agreement contains customary representations and warranties by the parties for transactions contemplated thereby.

        Conditions to Obligations of the Purchasers

        The obligations of the Purchasers to consummate the purchase of the Securities on the Preferred Stock Closing Date are subject to the satisfaction or waiver of each of the following conditions on or prior to the Preferred Stock Closing Date: (i) all of the representations and warranties of the Company set forth in the Purchase Agreement and the Ancillary Documents (as defined in the Purchase Agreement) must be true and correct on and as of the date of the Purchase Agreement and as of the
Preferred Stock Closing Date; (ii) the Company must have performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Company at or prior to the
Preferred Stock Closing; (iii) no statute, rule, order, decree or injunction of a court or agency of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the Purchase Agreement; (iv) all permits, consents, authorizations, orders and approvals of, and filings and registrations required under any federal or state law, rule or regulation for or in connection with the execution and delivery of the Purchase Agreement must have been obtained or made and all statutory waiting periods thereunder in respect thereof must have expired;
(v) the delivery by the Company to the Purchasers of a certificate, dated the Preferred Stock Closing Date, signed by the chief executive officer and chief financial officer of the Company that the conditions described in this paragraph have been satisfied; (vi) the execution and delivery of the Registration Rights Agreement; (vii) the filing of the Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware and such Preferred Stock Certificate of Designations being effective and in full force and effect; (viii) (A) the Other Transaction Documents (as defined in the Purchase Agreement) which have been executed prior to the execution of the Purchase Agreement have not been amended, modified, supplemented, or provisions thereof waived in violation of the Purchase Agreement, (B) the Other Transaction Documents which were attached as a form to another Other Transaction Document at the time of the execution of the Purchase Agreement are executed in a form that is in all material respects in such form, and (C) the Purchasers are satisfied, in their sole discretion, with the form and substance of the Other Transaction Documents that were prepared and executed after the execution of the Purchase Agreement; (ix) the transactions contemplated by the Other Transaction Documents are completed prior to or concurrently with the Preferred Stock Closing; (x) receipt by the Purchasers of an opinion of counsel to the Company; (xi) each Purchaser must simultaneously purchase and pay for its Securities; (xii) the Purchaser Designees (as defined in the Purchase Agreement) must have been elected to the board of directors of the Company, and the board of directors must consist of no more than ten directors; (xiii) the absence of any event or occurrence, since December 31, 2001, that could reasonably be expected to result in any material adverse change in the business, assets, operations, properties, conditions, prospects, contingent liabilities or material agreements of the Company and the business acquired pursuant to the Sprint Transaction (as defined in the Purchase Agreement), taken as a whole; (xiv) the NYSE has (1) not withdrawn its advice that stockholder approval of the issuance of Common Stock upon conversion of the Initial Preferred Shares and exercise of the Initial Warrants is not required under Rule 312 of the NYSE Listed Company Manual and (2) confirmed that the terms of the Preferred Stock, as set forth in the Preferred Stock Certificate of Designations and the Purchase Agreement, comply with NYSE's Voting Rights Policy as set forth in Rule 313 of the NYSE Listed Company Manual, which advice has not been withdrawn; (xv) the Company has received the proceeds from the financing contemplated by the Commitment Letter (as defined in the Purchase Agreement).

        Conditions to Obligations of the Company

        The obligations of the Company to consummate the sale of the Securities on the Preferred Stock Closing Date are subject to the satisfaction or waiver of each of the following conditions on or prior to the Preferred Stock Closing Date: (i) all of the representations and warranties of the Purchasers set forth in the Purchase Agreement must be true and correct on and as of the date of the Purchase Agreement and as of the Preferred Stock Closing Date; (ii) the Purchasers must have performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Purchasers at or prior to the Preferred Stock Closing; (iii) no statute, rule, order, decree or injunction of a court or agency of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the Purchase Agreement; (iv) all permits, consents, authorizations, orders and approvals of, and filings and registrations required under any federal or state law, rule or regulation for or in connection with the execution and delivery of the Purchase Agreement must have been obtained or made and all statutory waiting periods thereunder in respect thereof must have expired;
(v) the delivery by the Purchaser to the Company of a certificate, dated the Preferred Stock Closing Date, that the condition set forth in clauses
(i) and (ii) of this paragraph have been satisfied; (vi) the Company received the proceeds from the financing contemplated by the Commitment Letter; (vii) the transactions contemplated by the Other Transaction Documents are completed immediately prior to or concurrently with the Preferred Stock Closing; (viii) the Purchasers delivered to the Company the Closing Proceeds in immediately available funds, by wire transfer to an account specified by the Company.

     Covenants

        Restricted Actions

        The Company agreed, that from and after the Preferred Stock Closing Date, the Company will not, and will not permit any Company Subsidiary (as defined in the Purchase Agreement) to, directly or indirectly, take any of the following actions without the prior written consent of at least a majority of the then-outstanding Initial Preferred Shares or the affirmative vote in person or by proxy at a meeting called for that purpose of the holders of at least a majority of the Initial Preferred Shares voting at such meeting:

        (a) sell, lease, transfer or otherwise dispose of any asset or assets of the Company or Company Subsidiaries, including the capital stock of any Company Subsidiary, other than a disposition of all or substantially all of the Company's assets in a transaction governed by Section 271 of the Delaware General Corporation Law, unless (i) the aggregate net proceeds received in connection with all of such transactions in any given twelve-month period (whether paid in cash or property) does not exceed $115 million, or (ii) such transaction is between the Company or its wholly owned Company Subsidiary, on the one hand, and any other wholly owned Company Subsidiary, on the other hand;

        (b)  enter  into  or  suffer  to  exist  any  contract,  agreement, arrangement or transaction with any Affiliate (other than DonTech (as defined in the Purchase Agreement)), any Company Subsidiary, and any company that is acquired pursuant to the Other Transaction Documents), officer, director or stockholder holding greater than 5% of the Company's outstanding Common Stock (an "Affiliate Transaction"), unless such Affiliate Transaction (i) is determined by a majority of the board of directors to be fair and reasonable to the Company, and no less favorable to the Company than could have been obtained in an arm's length transaction with a third party, and (ii) is approved by a majority of the members of the board of directors that are disinterested in such transaction;

        (c) materially alter its principal line of business as conducted on the Preferred Stock Closing Date;

        (d) incur, create, guarantee, become or be liable in any manner with respect to or permit to exist (other than pursuant to the Other Transaction Documents) any Indebtedness (as such term will be defined by the parties prior to the Preferred Stock Closing Date) if the Leverage Ratio (as such term will be defined by the parties prior to the Preferred Stock Closing Date), as at such time, is greater than 5.0 to 1.0, provided that this restriction does not prohibit the Company from incurring up to $25 million of Indebtedness in any given twelve-month period;

        (e) acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets in excess of $100 million in any given twelve-month period, other than inventory and other assets to be sold or used in the ordinary course of business and other than any transaction that requires the approval of the holders of the Company's Common Stock;

        (f) amend the Certificate of Incorporation of the Company to authorize the creation or issuance, or the increase in the authorized amount, of the Preferred Stock, any Parity Securities (as defined in the Preferred Stock Certificate of Designations) or Senior Securities (as defined in the Preferred Stock Certificate of Designations), or to authorize the creation or issuance of securities convertible into or exchangeable for, or options, warrants or other rights to acquire, the Preferred Stock, any Parity Securities or Senior Securities;

        (g) reclassify any series of Junior Securities (as defined in the Certificate of Designations) as Senior Securities or Parity Securities;

        (h) amend, repeal or change (whether by merger, consolidation or otherwise) any of the provisions of the Certificate of Incorporation or By-laws of the Company or the provisions of the Preferred Stock Certificate of Designations or the Initial Warrants in any manner that would alter or change the powers, preferences or rights of the shares of the Preferred Stock or the Initial Warrants, as the case may be, so as to affect them adversely, or otherwise restrict the rights, preferences or privileges of the Initial Securities;

        (i) pay or declare any dividend or distribution on any shares of its capital stock (other than dividends on the Common Stock payable in additional shares of Common Stock and other than dividends from a Company Subsidiary to its parent company) or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through Company Subsidiaries or otherwise, of any shares of its capital stock (other than (A) redemptions, retirements, purchases or acquisitions of the Preferred Stock in accordance with the terms of the Preferred Stock Certificate of Designations, and (B) (x) the repurchase of shares of Common Stock from employees or former employees of the Company who acquired such shares directly from the Company and which repurchases are approved by a majority of the board of directors and (y) open market purchases, which, in the case of both (x) and (y) taken together are not in excess of the lesser of $25 million or 25% of the Company's Net Income (as defined in the Purchase Agreement) for the immediately preceding twelve months in any given twelve-month period);

        (j) sell, offer for sale or solicit offers to buy any security (as defined in the Securities Act of 1933, as amended (the "Securities Act")) that would be integrated with the sale of the Initial Securities in a manner that would require the registration under the Securities Act of the sale of the Initial Securities to the Purchasers or any Affiliate of the Purchasers;

        (k) prior to the 18-month anniversary of the Preferred Stock Closing Date, issue or sell any equity securities (or securities exchangeable for or convertible into equity securities, or any options, warrants, rights to subscribe to, scrip calls, contracts, undertakings, arrangements or commitments to issue which may result in the issuance of equity securities of the Company) other than a Permitted Issuance (as defined in the Preferred Stock Certificate of Designations);

        (l) increase the number of directors comprising the board of directors to more than ten directors; or

        (m) amend, modify or supplement any provision of the Rights Agreement (as defined in the Purchase Agreement) in a manner that adversely affects the rights and benefits of any Purchaser under any such provision.

        The aforementioned obligations of the Company terminate and will no longer be of any effect from and after the time as the Purchasers no longer have the right pursuant to the Preferred Stock Certificate of Designations to elect a director of the Company.

        Restrictions on Sale or Transfer by the Purchasers

        Pursuant to the Purchase Agreement, the Purchasers agreed not to, directly or indirectly, offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the beneficial ownership of (any such act, a "Transfer") (x) any Securities prior to the first anniversary of the Preferred Stock Closing Date, or (y) any November Securities prior to the first anniversary of the November Closing Date, except in each case for, and subject in each case to compliance with all applicable requirements of law and the receipt of any necessary governmental approvals, (i) a Transfer by any Purchaser to an Affiliate of such Purchaser or a Designated Transferee (as defined in the Preferred Stock Certificate of Designations), provided that prior to such Transfer each such transferee consents in writing with the Company to be bound by the restrictions on transfer set forth in the Purchase Agreement and assumes all other rights and obligations of the Purchasers under the Purchase Agreement and the Registration Rights Agreement; (ii) a Transfer to the Company or to a wholly owned direct or indirect subsidiary of the Company; (iii) a Transfer pursuant to a merger or consolidation in which the Company is a constituent corporation; (iv) a Transfer pursuant to a bona fide third party tender offer or exchange offer; (v) redemptions and conversions of the shares of Preferred Stock in accordance with the terms of the Preferred Stock Certificate of Designations; and (vi) exercise of the Initial Warrants in accordance with their terms. The foregoing restrictions on Transfer cease to apply (i) in the case of any shares of Preferred Stock issued upon the exchange of the November Shares, and in the case of any November Warrants, from and after the first anniversary of the November Closing Date, (ii) in the case of any other Preferred Shares and Warrants issued on the Preferred Stock Closing Date, from and after the first anniversary of the Preferred Stock Closing Date and (iii) upon the Trigger Date (as defined in the Series B-1 Certificate of Designations), so long as, in each case, such Transfer is made in compliance with all applicable requirements of law and any necessary governmental approvals have been obtained.

        Board Representation

        The Purchasers have the right to elect certain directors to the board of directors as further described in Item 6 under the captions "Series B-1 Certificate of Designations-Voting Rights" and "Preferred Stock Certificate of Designations-Voting Rights". Pursuant to the Purchase Agreement, if the Purchasers convert the Preferred Stock following the delivery by the Company of a notice of redemption under the redemption under the Preferred Stock Certificate of Designations, the Purchasers are entitled to continue to designate and elect directors to the board of directors as and to the extent that they would have had such rights had the Purchasers not converted such shares. Conversion of the Preferred Stock will not result in any Purchaser Designee (as defined in the Purchase Agreement) being required to resign or be removed from the board of directors prior to the expiration of his applicable term. One Purchaser Designee also has the right, subject to compliance with applicable New York Stock Exchange and SEC rules and regulations, to sit on each committee of the board of directors.

        In addition, for so long as GS Capital and its affiliates collectively beneficially own a number of shares of Common Stock (which beneficial ownership shall assume immediate convertibility of all shares of Preferred Stock then owned) that is not less than 7.5% of the number of shares of Common Stock beneficially owned (which beneficial ownership shall assume immediate convertibility of all shares of Preferred Stock then owned) by them immediately after the Preferred Stock Closing Date, GS Capital has the right to designate one non-voting observer to the board of directors. Such non-voting observer has the right to attend each meeting of the board of directors and each meeting of any committee thereof and to participate in all discussions during each such meeting; provided, however, that the Company may exclude such non-voting observers from access to any material or meeting or portion thereof if the Company believes that such exclusion is reasonably necessary to preserve the attorney-client privilege or to protect confidential proprietary information. The Company must send to the non-voting observer the notice of the time and place of such meeting in the same manner and at the same time as it sends such notice to its directors or committee members, as the case may be. The Company must also provide to the non-voting observers copies of all notices, reports, minutes and consents at the time and in the manner as they are provided to the board of directors or committee, except for information reasonably designated as proprietary information by the board of directors. In addition, at any time that GS Capital is entitled to designate a non-voting member to the board of directors, GS Capital will also be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management must meet with representatives of GS Capital at the Company's facilities at mutually agreeable times for such consultation and advice, including review progress in achieving said plans. Upon notice given by GS Capital to the Company, the Company will give to GS Capital reasonable advance written notice of any significant new initiatives or material changes to existing operating plans and must afford GS Capital adequate time to meet with management to consult on such initiatives or changes prior to implementation.

     Dividends

        Pursuant to the Purchase Agreement, the Company agreed that after the tenth anniversary of the Preferred Stock Closing Date, the Company will pay cash dividends on the Initial Preferred Shares on a current basis so long as it is not precluded from doing so under law. In order to ensure the payment of these dividends, the Company agreed to refrain from entering into any agreements which would preclude such payments, seek a waiver under any agreements which would prevent such payments at any time and take whatever actions are necessary, including revaluing assets, to create surplus for the purpose of paying such dividends.

     Indemnification

        Pursuant to the Purchase Agreement, the representations and warranties of the parties contained in the Purchase Agreement expire on the second anniversary of the Preferred Stock Closing Date, except that the representations and warranties entitled "Organization and Good Standing of Company; Authorization" and "Capitalization" survive indefinitely and the representations and warranties regarding ERISA Affiliates (as defined in the Purchase Agreement) and "Taxes" (as defined in the Purchase Agreement) survive until thirty days following the expiration of the applicable of statute of limitations.

        Pursuant to the Purchase Agreement, the Purchasers agreed, from and after the Preferred Stock Closing Date, to indemnify the Company and its Affiliates and agents, and the officers, directors, employees, successors, transferees and assigns of each of them (each, a "Company Indemnified
Party") against and hold them harmless from and against all Losses (as defined in the Purchase Agreement) incurred by any of them based upon, resulting from or arising out of (i) the breach of any representation or warranty of such Purchaser contained in the Purchase Agreement or (ii) the breach of or failure to perform any covenant or agreement of such Purchaser contained in the Purchase Agreement. The Company agreed, from and after the Closing Date, to indemnify each of the Purchasers and each of their respective Affiliates and agents and the officers, directors, employees, members, successors, transferees and assigns of each of them (each, an "Purchaser Indemnified Party") against and hold them harmless from and against all Losses incurred by any of them based upon, resulting from or arising out of (i) the breach of any representation or warranty of the Company contained in the Purchase Agreement, (ii) the breach of or failure to perform any covenant or agreement of the Company contained in the Purchase Agreement or (iii) the litigation entitled DonTech vs. Adoption World v. Ameritech Corporation (Case Number 98 L 13197). Except for fraud, no claim may be made against the Company for indemnification for breaches of representations and warranties made by the Company for Purchaser Losses unless and until the aggregate amount of Purchaser Losses exceeds $1,000,000 and then the Company is only be liable for the amount of such Losses which exceeds $1,000,000. The maximum amount recoverable by a Purchaser Indemnified Party for breaches of representations and warranties made by the Company under the Purchase Agreement is $100,000,000 in the aggregate. Except for fraud, no claim may be made against the Purchasers for indemnification for breaches of representations and warranties made by the Purchasers for Company Losses unless and until the aggregate amount of Company Losses exceeds $1,000,000 and then the Purchasers are only be liable for the amount of such Losses which exceeds $1,000,000. The maximum amount recoverable by a Company Indemnified Party for breaches of representations and warranties made by the Purchasers under the Purchase Agreement is $100,000,000 in the aggregate.

     Expenses

        Pursuant to the Purchase Agreement, the Company agreed to pay (i) the reasonable third party and out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of each counsel, accountants and consultants) incurred by the Purchasers or their Affiliates since August 16, 2002 in connection with the preparation, negotiation, execution, and performance of the Letter Agreement, Purchase Agreement or any of the transactions contemplated by thereby and (ii) all costs of filings required under the HSR Act in connection with the execution and performance of the Purchase Agreement.

Rights Agreement Amendment
--------------------------

        In connection  with the  transactions  contemplated by the Purchase
Agreement, the Board approved Amendment No. 2, dated as of September 21, 2002, to the Rights Agreement, dated as of October 27, 1998, as amended (the "Rights Agreement"), between the Company and The Bank of New York (successor to First Chicago Trust Company, as rights agent). This amendment made the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Purchase Agreement.


        Other Plans and Proposals
        -------------------------

        Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

        Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Series B-1 Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Series B-1 Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, Series B-1 Preferred Stock or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

        (a) Pursuant to a capitalization schedule provided by the Company and attached to the Letter Agreement, as of the November Closing Date there were 29,714,335 shares of Common Stock outstanding.

     As  of  the  November   Closing  Date,  GS  Group  may  be  deemed  to
beneficially own an aggregate of 3,488,159 shares of Common Stock, consisting of (i) 70,000 shares of Series B-1 Preferred Stock, which are convertible into 2,910,601 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iii) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 10.5% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, Goldman Sachs may be deemed to beneficially own an aggregate of 3,488,159 shares of Common Stock, consisting of (i) 70,000 shares of Series B-1 Preferred Stock, which are convertible into 2,910,601 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iii) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 10.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD"") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of the November Closing Date, GS Advisors may be deemed to beneficially own the aggregate of 2,622,504 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 52,629 shares of Series B-1 Preferred Stock, which are convertible into 2,188,315 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock, representing in the aggregate, approximately 8.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 80,379 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of
(i) 1,613 shares of Series B-1 Preferred Stock which are convertible into 67,068 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock, representing in the aggregate, approximately 0.3% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Employee 2000 may be deemed to beneficially own the aggregate of 785,218 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 15,758 shares of Series B-1 Preferred Stock which are convertible into 655,218 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock, representing in the aggregate, approximately 2.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Capital may be deemed to beneficially own 1,923,542 shares of Common Stock, consisting of (i) 38,602 shares of Series B-1 Preferred Stock, which are convertible into 1,605,072 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to Purchase 318,470 shares of Common Stock, representing in the aggregate, approximately 6.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Offshore may be deemed to beneficially own 698,962 shares of Common Stock, consisting of (i) 14,027 shares of Series B-1 Preferred Stock, which are convertible into 583,243 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock, representing in the aggregate, approximately 2.3% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Germany may be deemed to beneficially own 80,379 shares of Common Stock, consisting of (i) 1,613 shares of Series B-1 Preferred Stock, which are convertible into 67,068 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock, representing in the aggregate, approximately 0.3% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Employee may be deemed to beneficially own 610,813 shares of Common Stock, consisting of (i) 12,258 shares of Series B-1 Preferred Stock, which are convertible into 509,688 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock, representing in the aggregate, approximately 2.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the November Closing Date, GS Direct may be deemed to beneficially own 174,405 shares of Common Stock, consisting of (i) 3,500 shares of Series B-1 Preferred Stock, which are convertible into 145,530 shares of Common Stock and (ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock, representing in the aggregate, approximately 0.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Schedule IV sets forth transactions in the Common Stock which were effected during the sixty day period from September 26, 2002 through November 25, 2002, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the over-the-counter market. Except as described above or as set forth on Schedule IV hereto, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the past sixty days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that will be beneficially owned by any Filing Person after the purchase pursuant the Letter Agreement.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------

     The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

Registration Rights Agreement
-----------------------------

     On November 25, 2002, the Company and the Purchasers entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company granted the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers at any time after the earlier of (x) the Trigger Date (as defined below under the heading "Series B-1 Certificate of Designations-Defined Terms") and (y) November 25, 2003, on three separate occasions to effect a registration of shares of Registrable Securities (defined below) and (ii) to require the Company to include shares of Registrable Securities then held by the Purchasers in any other registration by the Company of its equity securities under the Securities Act. The Company agreed to pay certain expenses of the Purchasers in connection with such registrations as provided for in the Registration Rights Agreement. "Registrable Securities" means (a) any Common Stock (1) which may be issued or issuable upon conversion, exchange or redemption of the Preferred Stock or Series B-1 Preferred Stock, (2) which may be issued or issuable upon exercise of the Warrants or the November Warrants or (3) issued or distributed in respect of the Common Stock referred to in clauses
(1) or (2) above by way of stock dividend or stock split or other distribution, recapitalization, reclassification, merger consolidation or otherwise, (b) the Preferred Stock and (c) the Series B-1 Preferred Stock.

     The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, which is filed as Exhibit 8 hereto and is incorporated herein by reference.

Series B-1 Certificate of Designations
--------------------------------------

     Pursuant to and in connection with the consummation of the transactions contemplated by the Letter Agreement, on November 25, 2002, the Company filed the Series B-1 Certificate of Designations with the Secretary of State of the State of Delaware and issued to the Purchasers the Series B-1 Preferred Stock having the terms set forth in the Series B-1 Certificate of Designations.

     DEFINED TERMS.

         As used in the Series B-1 Certificate of Designations:

         "Convertible Preferred Amount" means an amount (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series B-1 Preferred Stock) equal to $1,000 for each share of Series B-1 Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon; provided, however, for the purpose of determining the amount of accrued and unpaid dividends as of any date after the Trigger Date, the calculation shall assume that the Dividend Rate (as defined below) was 15% per annum from the date of issuance of the shares of the Series B-1 Preferred Stock (the "Issue Date").

         "Redemption Trigger Date" means the earliest of (a) the date that the Sprint Purchase Agreement (as defined in the Series B-1 Certificate of Designations) is terminated prior to the closing of the transactions contemplated thereby, (b) the date that the Purchase Agreement is terminated prior to the Preferred Stock Closing Date, (c) December 16, 2002, if the money to be funded into escrow (the "Escrow") pursuant to the Notes Closing (as defined in the Series B-1 Certificate of Designations) has not been so funded on or before December 16, 2002 and (d) the date on which the Escrow is terminated (other than in connection with the Preferred Stock Closing).

         "Trigger Date" means the earliest of (a) 30 days after the Redemption Trigger Date, (b) the day after the first Quarterly Dividend Payment Date (as defined in the Series B-1 Certificate of Designations) that (i) dividends due to be paid to the holders of shares of the Series B-1 Preferred Stock on such Quarterly Dividend Payment Date are not paid, in cash, in full on such Quarterly Dividend Payment Date and (ii) such dividend payment is not prohibited by any covenant restricting such payments contained in the Company's bank credit facility or public indentures, and (c) the date on which the Sprint Purchase Agreement or any agreement contemplated thereby is amended, modified, waived or terminated in any material respect without the prior written consent of the holders of at least 51% of the shares of Series B-1 Preferred Stock.

         RANK. Pursuant to the Series B-1 Certificate of Designations, the Series B-1 Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks (i) senior to all classes of capital stock or series of preferred stock of the Company authorized, issued and outstanding on or after the Issue Date, the terms of which expressly provide that such class or series ranks junior to or which do not specify their rank with respect to, the Series B-1 Preferred Stock (collectively referred to, together with the Common Stock, as "Junior Securities"), (ii) on parity with each other class of capital stock or series of preferred stock of the Company issued by the Company after the Issue Date, the terms of which expressly provide that such class or series will rank on parity with the Series B-1 Preferred Stock, and (iii) junior as to each class of capital stock or series of preferred stock of the Company issued by the Company after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series B-1 Preferred Stock.

         DIVIDENDS. The Series B-1 Certificate of Designations provides that the holders of shares of Series B-1 Preferred Stock are entitled to receive on each Quarterly Dividend Payment Date dividends payable in cash on each share of Series B-1 Preferred Stock at an annual rate of 8% (the "Dividend Rate") on the Convertible Preferred Amount; provided that on and after the Trigger Date, the Dividend Rate increases to 15%. Dividends are calculated and compounded quarterly and accrue and are payable quarterly, in arrears. Dividends begin to accrue on a daily basis and are cumulative from the Issue Date, whether or not declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends, and continue to accrue and be cumulative until paid in full in cash or until the date of conversion or redemption of the Series B-1 Preferred Stock.

         In addition, in the event that the Company pays a dividend in cash, securities or other property on shares of Common Stock, then at the same time the Company must declare and pay an additional dividend on the Series B-1 Preferred Stock in the amount of dividends that would have been paid with respect to shares of Series B-1 Preferred Stock if such Series B-1 Preferred Stock had been converted into shares of Common Stock on the record date for such dividend.

         The Company may not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or other capital stock of the Company or any warrants, rights, calls or options exercisable for or convertible into any shares of Junior Securities or other capital stock of the Company, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of Junior Securities or other capital stock of the Company or other property, and may not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any of the Junior Securities or other capital stock of the Company or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or other capital stock of the Company, unless all dividends that have accrued since the Issue Date on the shares of Series B-1 Preferred Stock have been paid.

         LIQUIDATION. Pursuant to the Series B-1 Certificate of Designations, upon the occurrence of a Liquidation Event (as defined in the Series B-1 Certificate of Designations), the holders of the Series B-1 Preferred Stock are entitled to receive out of assets of the Company available for distribution to its stockholders, before any payment is made or any assets distributed to the holders of any Junior Securities, an amount of cash equal to the greater of (i) the Convertible Preferred Amount, or (ii) the amount to which such holder would be entitled to receive in connection therewith had such holder converted such share of Series B-1 Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event (such greater amount of (i) and (ii) being referred to as the "Liquidation Preference").

         OPTIONAL REDEMPTION. The Series B-1 Certificate of Designations provides that the Company may, at its option, redeem at any time on or after the Redemption Trigger Date, all but not less than all of the shares of the Series B-1 Preferred Stock at a redemption price per share in cash equal to 101% of the Liquidation Preference.

         REDEMPTION UPON A CHANGE IN CONTROL. The Series B-1 Certificate of Designations provides that upon the occurrence of a Change of Control (as defined in the Series B-1 Certificate of Designations), each holder of Series B-1 Preferred Stock may elect to cause the Company to redeem such holder's Series B-1 Preferred Stock, in whole or in part, at a redemption price per share in cash equal to 101% of the Liquidation Preference.

         VOTING RIGHTS. The Series B-1 Certificate of Designations provides that each share of Series B-1 Preferred Stock entitles the holder thereof to vote on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of Common Stock, with each share of Series B-1 Preferred Stock having the number of votes which is equal to the number of shares of Common Stock that would be obtained upon conversion of one share of Series B-1 Preferred Stock. In addition to these voting rights, so long as the outstanding shares of Series B-1 Preferred Stock Beneficially Owned (as defined within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended) by the Purchasers, their respective affiliates or any Designated Transferees (as defined in the Series B-1 Certificate of
Designations) constitute 15% or more of the number of shares of Common Stock Beneficially Owned by them immediately after the Issue Date, the holders of Series B-1 Preferred Stock have the right to elect one director of the Company. In the event that a Trigger Date occurs, so long as the outstanding shares of Series B-1 Preferred Stock Beneficially Owned by the Purchasers, their respective affiliates or any Designated Transferees constitute 50% or more of the number of shares of Common Stock Beneficially Owned by them immediately after the Issue Date, then the holders of Series B-1 Preferred Stock will have the right to elect an additional director of the Company.

         OPTIONAL CONVERSION. The Series B-1 Certificate of Designations provides that each share of Series B-1 Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to the Convertible Preferred Amount per share as of the date of conversion divided by $24.05. The Series B-1 Certificate of Designations contains customary anti-dilution protection for the shares of Series B-1 Preferred Stock.

         MANDATORY CONVERSION. The Series B-1 Certificate of Designations provides that, on the Preferred Stock Closing Date, each share of Series B-1 Preferred Stock automatically converts into a number of fully paid and nonassessable shares of Preferred Stock equal to the Convertible Preferred Amount per share as of the Preferred Stock Closing Date divided by $1,000.

         PURCHASE RIGHTS. Other than with respect to Permitted Issuances (as defined in the Series B-1 Certificate of Designations), if the Company issues any shares of Common Stock, options, convertible securities, other equity securities or securities containing options or rights to acquire any equity securities or any securities convertible or exchangeable for equity securities, the Company must offer such securities to the holders of Series B-1 Preferred Stock by delivery of a written notice (the "Proposed Issuance Notice") to such holders not less than 30 days prior to the date of the proposed issuance. The Proposed Issuance Notice must disclose in reasonable detail the proposed terms and conditions of the offer. With respect to offered securities that are any class or series of preferred stock, each holder of Series B-1 Preferred Stock has the right to purchase its ratable portion of such securities. With respect to offered securities that are any securities other than preferred stock, each holder of Series B-1 Preferred Stock has the right to purchase a number of such securities so that such holder's Ownership Ratio (as defined in the Series B-1 Certificate of Designations) immediately after the issuance of such securities would be equal to such holder's Ownership Ratio immediately prior to such issuance of securities.

         The foregoing description of the Series B-1 Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Series B-1 Certificate of Designations, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Preferred Stock Certificate of Designations
-------------------------------------------

         As discussed in the summary of the Series B-1 Certificate of Designations above under the heading "Mandatory Conversion", on the Preferred Stock Closing Date, each share of Series B-1 Preferred Stock automatically converts into a certain number of fully paid and nonassessable shares of Preferred Stock. On the Preferred Stock Closing Date, the Company will file the Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware and issue to the Purchasers, in connection with conversion of shares of Series B-1 Preferred Stock and in connection with the purchase of the Preferred Shares pursuant to the Purchase Agreement, the Preferred Stock having the terms set forth in the Preferred Stock Certificate of Designations.

         RANK. Pursuant to the Preferred Stock Certificate of Designations, the Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, will rank (i) senior to all classes of capital stock or series of preferred stock of the Company authorized, issued and outstanding on or after the date of issuance of the shares of the Preferred Stock (the "Issue Date"), the terms of which expressly provide that such class or series ranks junior to or which do not specify their rank with respect to, the Preferred Stock (collectively referred to, together with the Common Stock, as "Junior Securities"), (ii) on parity with each other class of capital stock or series of preferred stock of the Company issued by the Company after the Issue Date, the terms of which expressly provide that such class or series will rank on parity with the Preferred Stock, and (iii) junior as to each class of capital stock or series of preferred stock of the Company issued by the Company after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock.

         DIVIDENDS. The Preferred Stock Certificate of Designations provides that the holders of shares of Preferred Stock are entitled to receive on each Quarterly Dividend Payment Date (as defined in the Preferred Stock Certificate of Designations) dividends payable in cash on each share of Preferred Stock at an annual rate of 8% (the "Dividend Rate") on the Convertible Preferred Amount; provided that on any day on or after the tenth anniversary of the Issue Date during which a Dividend Payment Default (as defined below under the caption "Voting Rights") exists, the Dividend Rate will be 10%. Dividends are calculated and compounded quarterly and accrue and are payable quarterly, in arrears. Dividends begin to accrue on a daily basis and are cumulative from the Issue Date, whether or not declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends, and continue to accrue and be cumulative until paid in full in cash or until the date of conversion or redemption of the Preferred Stock.

         In addition, in the event that the Company pays a dividend in cash, securities or other property on shares of Common Stock, then at the same time the Company must declare and pay an additional dividend on the Preferred Stock in the amount of dividends that would have been paid with respect to shares of Preferred Stock if such Preferred Stock had been converted into shares of Common Stock on the record date for such dividend.

         The Company may not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or other capital stock of the Company or any warrants, rights, calls or options exercisable for or convertible into any shares of Junior Securities or other capital stock of the Company, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of Junior Securities or other capital stock of the Company or other property, and may not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any of the Junior Securities or other capital stock of the Company or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or other capital stock of the Company, unless all dividends that have accrued since the tenth anniversary of the Issue Date on the shares of Preferred Stock have been paid.

         LIQUIDATION. Pursuant to the Preferred Stock Certificate of Designations, upon the occurrence of a Liquidation Event (as defined in the Preferred Stock Certificate of Designations), the holders of the Preferred Stock will be entitled to receive out of assets of the Company available for distribution to its stockholders, before any payment is made or any assets distributed to the holders of any Junior Securities, an amount of cash equal to the greater of (i) $1,000, plus an amount equal to all accrued but unpaid dividends thereon, whether or not declared, (such amount, the "Convertible Preferred Amount") or (ii) the amount to which such holder would be entitled to receive in connection therewith had such holder converted such share of Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event (such greater amount of (i) and (ii) being referred to as the "Liquidation Preference").

         OPTIONAL REDEMPTION. The Preferred Stock Certificate of Designations provides that the Company may, at its option, redeem (such redemption, an "Optional Redemption") at any time on or after the tenth anniversary of the Issue Date, all but not less than all of the shares of the Preferred Stock at a redemption price per share equal to the Liquidation Preference; provided, however, that in the event a Change of Control (as defined in the Preferred Stock Certificate of Designations) has occurred prior to an Optional Redemption, the redemption price per share shall be the greater of (A) the Liquidation Preference and (B) the Change of Control Amount (as defined below); provided, further, that the Company may consummate an Optional Redemption on or after the third anniversary of the Issue Date and before the tenth anniversary of the Issue Date, if the Current Market Price (as defined in the Preferred Stock Certificate of Designations) of the Common Stock exceeds 200% of the Conversion Price (as defined below) for 30 of the 45 Trading Days (as defined in the Preferred Stock Certificate of Designations) preceding the date notice is given by the Company of its intention to affect an Optional Redemption. Until the fifteenth anniversary of the Issue Date, the Company must pay the redemption price pursuant to an Optional Redemption in cash. After the fifteenth anniversary of the Issue Date, the Company may elect to pay the redemption price pursuant to an Optional Redemption in cash, Common Stock or a combination thereof. If the Company elects to pay all or a portion of the redemption price in Common Stock, the number of shares of Common Stock that the holders of Convertible Preferred Stock will be entitled to receive will be equal to the quotient of (1) the consideration to be received by the holders of Convertible Preferred Stock in the Optional Redemption with respect to the shares of Convertible Preferred Stock the Company has elected to pay in Common Stock divided by (2) the product of .95 multiplied by the average of the Current Market Price for the 30 Trading Days preceding the date the Company mails notice of such redemption.

         REDEMPTION UPON A CHANGE IN CONTROL. The Preferred Stock Certificate of Designations provides that upon the occurrence of a Change of Control, each holder of Preferred Stock may elect to cause the Company to redeem such holder's Preferred Stock, in whole or in part, at a redemption price per share in cash equal to the greater of (i) 101% of $1,000 plus accrued and unpaid dividends (whether or not declared) to the date of redemption; provided, however, that if the Change in Control occurs on or before the fifth anniversary of the Issue Date, the redemption price per share will include dividends that would have accrued or been payable until the fifth anniversary of the Issue Date, had the Convertible Preferred Stock not been redeemed prior thereto, or (ii) the amount to which such holder would be entitled to receive in connection therewith had such holder converted such share into shares of Common Stock immediately prior to such event.

         VOTING RIGHTS. The Preferred Stock Certificate of Designations provides that each share of Preferred Stock entitles the holder thereof to vote on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of Common Stock, with each share of Preferred Stock having the number of votes which is equal to the number of shares of Common Stock that would be obtained upon conversion of one share of Preferred Stock. In addition to these voting rights, so long as the outstanding shares of Preferred Stock Beneficially Owned (as defined within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended) by the Purchasers, their respective affiliates or any Designated Transferees (as defined in the Preferred Stock Certificate of Designations) constitute 50% or more of the number of shares of Common Stock Beneficially Owned by them immediately after the Issue Date, the holders of Preferred Stock have the right to elect two directors of the Company as described in Item 4 above; and so long as the outstanding shares of Preferred Stock Beneficially Owned by the Purchasers, their respective affiliates or any Designated Transferees constitute 15% or more of the number of shares of Common Stock Beneficially Owned by them immediately after the Issue Date, the holders of Preferred Stock have the right to elect two directors of the Company. In the event that (i) dividends payable on any Quarterly Dividend Payment Date after the tenth anniversary of the Issue Date are not paid and are in arrears on such
Quarterly Dividend Payment Date (each occurrence a "Dividend Payment Default") or (ii) if the Company fails to discharge any obligation pursuant to a request for redemption by the holders of Preferred Stock upon a Change of Control, so long as the outstanding shares of Preferred Stock Beneficially Owned by the Purchasers, their respective affiliates or any Designated Transferees constitute 50% or more of the number of shares of Common Stock Beneficially Owned by them immediately after the Issue Date, then the holders of Preferred Stock have the right to elect an additional director of the Company as described in Item 4 above.

         OPTIONAL CONVERSION. The Preferred Stock Certificate of Designations provides that each share of Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to the Convertible Preferred Amount per share as of the date of conversion divided by $24.05 (as such amount may be adjusted prior to the Preferred Stock Closing Date as provided for in the Preferred Stock Certificate of Designations). The Preferred Stock Certificate of Designations also contains customary anti-dilution protection for the shares of Preferred Stock.

         PURCHASE RIGHTS. Other than with respect to Permitted Issuances (as defined in the Preferred Stock Certificate of Designations), if the Company issues any shares of Common Stock, options, convertible securities, other equity securities or securities containing options or rights to acquire any equity securities or any securities convertible or exchangeable for equity securities, the Company must offer such securities to the holders of Preferred Stock by delivery of a written notice (the "Proposed Issuance Notice") to such holders not less than 30 days prior to the date of the proposed issuance. The Proposed Issuance Notice must disclose in reasonable detail the proposed terms and conditions of the offer. With respect to offered securities that are any class or series of preferred stock, each holder of Preferred Stock has the right to purchase its ratable portion of such securities. With respect to offered securities that are any securities other than preferred stock, each holder of Preferred Stock has the right to purchase a number of such securities so that such holder's Ownership Ratio (as defined in the Preferred Stock Certificate of Designations) immediately after the issuance of such securities would be equal to such holder's Ownership Ratio immediately prior to such issuance of securities.

         The foregoing description of the Preferred Stock Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Preferred Stock Certificate of Designations, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

The November Warrants and the Warrants
--------------------------------------

         NOVEMBER WARRANTS

         Pursuant to and in connection with the Letter Agreement, on the November Closing Date, the Company issued to the Purchasers the November Warrants that provide the Purchasers with the right to purchase 577,500 shares of Common Stock of the Company for $26.28 per share. The Purchasers may exercise the November Warrants, in whole or in part, at any time prior to the fifth anniversary of the earlier of the date of (x) issuance of the Warrants pursuant to the Purchase Agreement (the "Warrants Issue Date") and
(y) the termination of the Purchase Agreement prior to the closing thereunder. The November Warrants contain customary anti-dilution protection. The November Warrants do not grant the holder any voting rights or other rights as a stockholder of the Company.

         WARRANTS

         Pursuant to and in connection with the Purchase Agreement, on the Preferred Stock Closing Date, the Company will issue to the Purchasers the Warrants that provide the Purchasers with the right to purchase 1,072,500 shares of Common Stock of the Company at an exercise price equal to the average of the Current Market Price (as defined in the Warrants) of the Common Stock for the 30 Trading Days (as defined in the Warrants) immediately prior to the Preferred Stock Closing Date. The Purchasers may exercise the Warrants, in whole or in part, at any time after the Warrant Issue Date until the fifth anniversary of the Warrant Issue Date. The Warrants contain customary anti-dilution protection. The Warrants do not grant the holder any voting rights or other rights as a stockholder of the Company.

         The foregoing descriptions of the November Warrants and the Warrants are not intended to be complete and are qualified in their entirety by the complete text of the November Warrants and the Warrants, which are filed as Exhibit 4 and Exhibit 7 hereto, respectively, and both of which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of December 4, 2002.
Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.
Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.
Exhibit 4      Form of Warrant  issued to the  Purchasers  on November  25,
               2002.
Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.
Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.
Exhibit 7      Form of Warrant.
Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.
Exhibit 9 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.
Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.
Exhibit 11 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.
Exhibit 12 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.
Exhibit 13 Power of Attorney, dated as of December 20, 2000, relating to Goldman, Sachs Management GP GmbH.
Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000 GP, L.L.C.
Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.
Exhibit 16 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.
Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.
Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.
Exhibit 19 Power of Attorney, dated as of November 27, 2002, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 4, 2002


                                  THE GOLDMAN SACHS GROUP, INC.


                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GOLDMAN, SACHS & CO.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS ADVISORS 2000, L.L.C.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GOLDMAN, SACHS & CO. OHG


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact



                                  GOLDMAN, SACHS MANAGEMENT GP GMBH


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 GMBH & CO.
                                  BETEILIGUNGS KG


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact



                                  GOLDMAN SACHS DIRECT INVESTMENT FUND 2000,
                                  L.P.

                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact

                                  EXHIBITS

Exhibit 1       Joint Filing Agreement, dated as of December 4, 2002.
Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.
Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.
Exhibit 4       Form of Warrant  issued to the  Purchasers  on November  25,
                2002.
Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.
Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.
Exhibit 7       Form of Warrant.
Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.
Exhibit 9 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.
Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.
Exhibit 11 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.
Exhibit 12 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.
Exhibit 13 Power of Attorney, dated as of December 20, 2000, relating to Goldman, Sachs Management GP GmbH.
Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000 GP, L.L.C.
Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.
Exhibit 16 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.
Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.
Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.
Exhibit 19 Power of Attorney, dated as of November 27, 2002, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

                                 SCHEDULE I
                                 ----------

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                                    Present Principal Occupation
----                                    ----------------------------

Henry M. Paulson, Jr.                   Chairman   and   Chief    Executive
                                        Officer of The Goldman Sachs Group,
                                        Inc.

Robert J. Hurst                         Vice  Chairman of The Goldman Sachs
                                        Group, Inc.

John A. Thain                           President  and  Co-Chief  Operating
                                        Officer of The Goldman Sachs Group,
                                        Inc.

John L. Thornton                        President  and  Co-Chief  Operating
                                        Officer of The Goldman Sachs Group,
                                        Inc.

Lord Browne of Madingley                Group Chief Executive of BP plc

James A. Johnson                        Vice Chairman of Perseus, L.L.C.

John H. Bryan                           Retired    Chairman    and    Chief
                                        Executive   Officer   of  Sara  Lee
                                        Corporation

Ruth J. Simmons                         President of Brown University

Margaret C. Whitman                     President   and   Chief   Executive
                                        Officer of eBay Inc.

Morris Chang                            Chairman  of  Taiwan  Semiconductor
                                        Manufacturing Company Ltd.

Stephen Friedman                        Senior Principal of MMC Capital

                              SCHEDULE II-A-i
                              ---------------


The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen
S. Trevor, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine
L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                            Position                     Present Principal Occupation
----                            --------                     ----------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co

Terence M. O'Toole              Vice President               Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                   Vice President               Managing Director of Goldman, Sachs & Co.

Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International

Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz             Vice President               Managing Director of Goldman Sachs International

Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.

Patrick E. Mulvihill            Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Dan H. Jester                   Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International

Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Sarah G. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal           Vice President               Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.

Douglas F. Londal               Vice President               Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor               Vice President               Managing Director of Goldman Sachs International

Abraham Bleiberg                Vice President               Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla             Vice President               Managing Director of Goldman, Sachs & Co.

Atul Kapur                      Vice President               Managing Director of Goldman Sachs International

Michel Plantevin                Vice President               Managing Director of Goldman Sachs International

Robert G. Doumar, Jr.           Vice President               Managing Director of Goldman Sachs International

Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.

Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino         Vice President               Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.

John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.

Katherine B. Enquist            Vice President/ Secretary    Vice President of Goldman, Sachs & Co.

James B. McHugh                 Assistant Secretary          Vice President of Goldman, Sachs & Co.

Beverly L. O'Toole              Assistant Secretary          Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.

Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International


                              SCHEDULE II-A-ii
                              ----------------


The name and principal occupation of each member of the Principal
Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., are set forth below.

The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All members listed below are United States citizens, except as follows:
Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name                        Present Principal Occupation

Peter M. Sacerdote          Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman         Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole          Managing Director of Goldman, Sachs & Co.

Gene T. Sykes               Managing Director of Goldman, Sachs & Co.

Henry Cornell               Managing Director of Goldman, Sachs & Co.

Robert V. Delaney           Managing Director of Goldman, Sachs & Co.

Richard S. Sharp            Managing Director of Goldman Sachs International

Sanjeev K. Mehra            Managing Director of Goldman, Sachs & Co.

Muneer A. Satter            Managing Director of Goldman, Sachs & Co.

Peter G. Sachs              Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz         Managing Director of Goldman Sachs International

                              SCHEDULE II-B-i
                              ---------------


The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

The directors and executive officers listed below are citizens of Germany.

Name                     Position               Present Principal Occupation
----                     --------               ----------------------------
Andreas Koernlein        Managing Director      Executive Director of Goldman,
                                                Sachs & Co. oHG

Timothy C. Plaut         Managing Director      Managing Director of Goldman,
                                                Sachs & Co. oHG

Alexander C. Dibelius    Managing Director      Managing Director of Goldman,
                                                Sachs & Co. oHG

Carsten Kengeter         Managing Director      Managing Director of Goldman,
                                                Sachs & Co. oHG

                              SCHEDULE II-B-ii
                              ----------------


The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows:

All executive officers listed below are United States citizens except Patrick E. Mulvihill who is a citizen of Ireland.


Name                                Position                       Present Principal Occupation
----                                --------                       ----------------------------
Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                  Managing Director              Managing Director of Goldman, Sachs & Co.

David A. Viniar                     Managing Director              Managing Director of Goldman, Sachs & Co.

Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.

Patrick E. Mulvihill                Managing Director              Managing Director of Goldman, Sachs & Co.

David J. Greenwald                  Managing Director              Managing Director of  Goldman, Sachs & Co.

Dan H. Jester                       Managing Director              Managing Director of Goldman, Sachs & Co.

Sarah E. Smith                      Managing Director              Managing Director of Goldman, Sachs & Co.

James B. McHugh                     Managing Director              Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                Managing Director              Vice President of Goldman, Sachs & Co.

John E. Bowman                      Managing Director              Vice President of Goldman, Sachs & Co.


                              SCHEDULE II-C-i
                              ---------------


The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen
S. Trevor, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine
L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                              Position                     Present Principal Occupation
----                              --------                     ----------------------------

Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                Vice President               Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                     Vice President               Managing Director of Goldman, Sachs & Co.

Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International

Esta E. Stecher                   Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Sanjeev K. Mehra                  Vice President               Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz               Vice President               Managing Director of Goldman Sachs International

Steven M. Bunson                  Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.

Patrick E. Mulvihill              Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

David J. Greenwald                Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Dan H. Jester                     Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International

Russell E. Makowsky               Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Sarah G. Smith                    Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal             Vice President               Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.

Douglas F. Londal                 Vice President               Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor                 Vice President               Managing Director of Goldman Sachs International

Abraham Bleiberg                  Vice President               Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla               Vice President               Managing Director of Goldman, Sachs & Co.

Robert G. Doumar, Jr.             Vice President               Managing Director of Goldman, Sachs & Co.

Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.

Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino           Vice President               Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.

Atul Kapur                        Vice President               Managing Director of Goldman Sachs International

Michel Plantevin                  Vice President               Managing Director of Goldman Sachs International

John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.

Katherine B. Enquist              Vice President/              Vice President of Goldman, Sachs & Co.
                                  Secretary

James B. McHugh                   Assistant Secretary          Vice President of Goldman, Sachs & Co.

Beverly L. O'Toole                Assistant Secretary          Vice President of Goldman, Sachs & Co.

Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.

Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.

Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.

Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International


                              SCHEDULE II-C-ii
                              ----------------


The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All members listed below are United States citizens, except as follows:
Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name                                 Present Principal Occupation
----                                 ----------------------------

Peter M. Sacerdote                   Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                  Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                  Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                   Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                        Managing Director of Goldman, Sachs & Co.

Henry Cornell                        Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                    Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                     Managing Director of Goldman Sachs
                                     International

Sanjeev K. Mehra                     Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                     Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick                     Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                       Senior Director of The Goldman Sachs
                                     Group, Inc.

Antoine L. Schwartz                  Managing Director of Goldman Sachs
                                     International

                                SCHEDULE III
                                ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and
(3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

                                SCHEDULE IV
                                -----------


Purchases                  Sales                   Price ($)              Trade Date              Settlement Date

58 shares of Common Stock  ---                     24.60                  9-Oct-02                10-Oct-02
